June 6, 2022
Via EDGAR Electronic Submission and Email

Erin Purnell, Acting Legal Branch Chief,
Division of Finance, U.S. Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549
Phone (202) 551-3454, PurnellE@sec.gov

CC:
Christopher M. Bruckmann, Division of Enforcement, bruckmannc@sec.gov Christopher Carney, Division of Enforcement, CarneyC@sec.gov
Martin Zerwitz, Division of Enforcement, ZerwitzM@sec.gov
Michael Baker, Division of Enforcement, BakerMic@sec.gov

Re: American CryptoFed DAO LLC
Request for Withdrawal of Registration Statement on Form S-1
File No.: 333-259603

Dear Ms. Purnell,

On September 17, 2021, American CryptoFed DAO LLC ("CryptoFed") filed Registration Statement No. 333-259603 on Form S-1 (together with the exhibits thereto, the "Registration Statement S1") with the Securities and Exchange Commission (the "Commission") to register its Locke token and Ducat token.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), CryptoFed hereby requests that the Commission consent to the withdrawal of the Registration Statement S1 effective as of the date hereof. CryptoFed is seeking withdrawal of the Registration Statement S1 because CryptoFed's Locke token and Ducat token are not securities. The Registration Statement S1 has not been declared effective by the Commission. No Locke tokens or Ducat tokens have been issued or sold pursuant to the Registration Statement S1.


Accordingly, withdrawal of the Registration Statement S1 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

CryptoFed acknowledges that no fees have been paid to the Commission in connection with the filing of the Registration Statement S1.

If you have any questions or comments regarding this correspondence, please do not hesitate to let me know.

Thank you for your assistance in this matter.


Sincerely,


/s/ Scott Moeller
Scott Moeller
President, American CryptoFed DAO
scott.moeller@americancryptofed.org


1607 Capitol Ave., Suite 327, Cheyenne, WY 82001
Phone: (307) 206 - 4210 | https://www.americancryptofed.org/